Exhibit 21.1

List of Subsidiaries of DHT Holdings, Inc.

1)	Ann Tanker Corporation
2)	Cathy Tanker Corporation
3)	Chris Tanker Corporation
4)	DHT Chartering, Inc.
5)	DHT Eagle, Inc.
6)	DHT Management AS
7)	DHT Maritime, Inc.
8)	DHT Phoenix, Inc.
9)	London Tanker Corporation
10)	Newcastle Tanker Corporation
11)	Sophie Tanker Corporation